                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 15

     Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number 333-38423
                                                ---------

                                ZERO Corporation
                                ----------------
             (Exact name of registrant as specified in its charter)

        444 South Flower Street, Suite 2100, Los Angeles, CA 90071-2922
        ---------------------------------------------------------------
                           Telephone: (213) 629-7000
                                      --------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          Common Stock, $.01 Par Value
                          ----------------------------
            (Title of each class of securities covered by this Form)

                                      None
                                      ----
  (Titles of all other classes of securities for which a duty to file reports under Sections 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)   [X]          Rule 12h-3(b)(1)(i)   [X]
          Rule 12g-4(a)(1)(ii)  [ ]          Rule 12h-3(b)(1)(ii)  [ ]
          Rule 12g-4(a)(2)(i)   [ ]          Rule 12h-3(b)(2)(i)   [ ]
          Rule 12g-4(a)(2)(ii)  [ ]          Rule 12h-3(b)(2)(ii)  [ ]
                                             Rule 15d-6            [ ]

     Approximate number of holders of record as of the certification of or notice date: 1*
            -----

     Pursuant to the requirements of the Securities Exchange Act of 1934, ZERO Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE: July 31, 1998                 BY: /s/ Robert C. Arzbaecher
      -------------                     -----------------------------------
                                            Robert C. Arzbaecher
                                            Vice President

----------------------
     *Effective July 31, 1998, the registrant was merged with a wholly owned subsidiary of Applied Power Inc. ("API") (Commission File No. 1-11288) in a statutory merger in which all of the outstanding shares of ZERO Corporation Common Stock, $.01 par value, were converted into shares of API Class A Common Stock, $.20 par value (except for fractional share interests paid in cash), and the registrant became a wholly owned subsidiary of API. Applications to strike the ZERO Common Stock from listing and registration on the New York Stock Exchange and the Pacific Exchange will be filed with the Commission by such exchanges.